Filed by TechTarget, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: TechTarget, Inc.

Commission File No.: 001-33472

The following is a transcript of a webcast held by TechTarget, Inc. and Informa PLC on January 11, 2024: The speakers are identified therein:

01 - 11 - 2024

TechTarget Inc.

TechTarget and Informa Tech Conference Call and Webcast

TOTAL PAGES: 19

CORPORATE SPEAKERS:

Michael Cotoia

TechTarget Inc.; Chief Executive Officer

Gary Nugent

Informa Tech; Chief Executive Officer

Dan Noreck

TechTarget Inc.; Chief Financial Officer

Charles Rennick

TechTarget Inc.; VP, General Counsel and Corporate Sec

PARTICIPANTS:

Joshua Reilly

Needham; Analyst

Justin Patterson

KeyBanc; Analyst

Eric Martinuzzi

Lake Street; Analyst

Andrew Marok

Raymond James; Analyst

Kunal Madhukar

UBS; Analyst

Bhavin Shah

Deutsche Bank; Analyst

Cal Bartyzal

Craig-Hallum; Analyst

PRESENTATION:

Operator^ Hello everyone and a warm welcome to the TechTarget and Informa Tech conference call and webcast. My name is Emily and I’ll be facilitating your call today. (Operator Instructions)

I will now turn the call over to Charlie Rennick. Please go ahead.

Charles Rennick^ Thank you, Emily. Good morning everyone. Presenters joining us here today are Mike Cotoia, Chief Executive Officer of TechTarget; Gary Nugent, Chief Executive Officer of Informa Tech; Dan Noreck, Chief Financial Officer of TechTarget; and Greg Strakosch, Executive Chairman of TechTarget, and Steve Carter, Informa PLC’s Group Chief Executive are also on the line and will be available to answer questions.

Before turning the call over to Mike, we would like to urge you to read the relevant materials that we have filed, and that we and new TechTarget will file with the SEC, including the TechTarget Form 8K filed on January 10, 2024, and a registration statement and Form S-4 that will contain a proxy statement of TechTarget that also constitutes the prospectus of new TechTarget. You can find these materials and other documents filed and to be filed with the SEC free of charge at the SEC’s website at www.sec.gov or under the tab financials on the investor relations page of TechTarget’s website.

A corresponding webcast with slides, as well as a replay of this conference call will be made available on the investor relations section of our website. I encourage everyone to follow along with the slide presentation during today’s discussion.

Any statements made today by TechTarget and Informa that are not factual, including during the Q&A, may be considered forward-looking statements. These forward-looking statements, which are subject to risks and uncertainties, are based on assumptions and are not guarantees of our future performance. Actual results may differ materially from our forecast and from these forward-looking statements.

Forward-looking statements involve a number of risks and uncertainties, including those discussed in the risk factors section, in the press releases announcing the strategic combination, as well as in TechTarget’s most recent periodic reports on Form 10-Q and 10-K. These statements speak only as of the date of this call, and TechTarget and Informa undertake no obligation to revise or update any forward-looking statements in order to reflect events that may arise after this conference call, except as required by law.

Finally, we may also refer to certain financial measures not prepared in accordance with GAAP. I would like to remind everyone that today’s call will pertain strictly to the strategic combination of TechTarget and Informa Tech’s digital business. None of the comments on this call should be viewed as an update on either company’s current or most recently completed quarter.

Information about participants and their direct and indirect interests will be included in the prospectus proxy statement and other relevant documents filed with the SEC as available. No offer to sell or solicitation of any offer to buy securities will be made, except pursuant to an effective Form S-4 or an exemption.

And with that, I’ll turn the call over to Mike.

Michael Cotoia^ Thank you, Charlie. And if we can skip over to slide five, because Charlie introduced the presenters. This next section we’ll talk about the transaction overview and strategic rationale. But before we dive into the specifics around the value creation this combination provides to shareholders, I’d like to first emphasize that this combination brings immediate revenue scale, resilient revenue growth, and increased revenue stability that will deliver strong operating leverage to the business.

TechTarget’s estimated 2024 revenue prior to the combination is $235 million. Post-combination, it will be $500 million. Enhanced growth through our expanded product portfolio, geographical expansion and vertical market expansion and scale.

Revenue on the long-term subscriptions is currently estimated for TechTarget in 2024 at 38%. Upon close and full year combined operations together, that number will achieve greater than 50%. And all this will create high operating leverage and margin expansion.

If you flip it to page seven, which is entitled the value creation combination, the announcement we highlighted, the combination of Informa Tech’s digital business assets with TechTarget. Informa Tech, a division of Informa PLC, the global leader in B2B events, digital services and academic knowledge group, is located in the United Kingdom. As part of this deal, Informa will contribute to the Informa Tech’s digital businesses to TechTarget and $350 million of cash consideration to create the new TechTarget organization.

Existing shareholders of TechTarget will receive immediate cash value of approximately $11.79 plus the ability to participate in the value creation and long-term scale of the organization. When the combination is complete, Informa will own 57% of the total organization and shares, and 43% will be owned by existing TechTarget shareholders.

This is a combination of the TechTarget’s broad, robust evaluation, strategic alternatives to maximize shareholder value, and upon the year-long engagement and search, we feel that the quality of the assets, quality of the management team, the value creation opportunities provides the best opportunity and the best results for our shareholders.

It was unanimously approved by the board of directors yesterday from both TechTarget and Informa. Upon closing, the name of the company will be called TechTarget. It will be listed on the NASDAQ under TTGT, and will continue to have its corporate headquarters in Newton, Massachusetts. We expect the close date to happen in the second half of 2024, subject to TechTarget shareholder approval, regulatory approvals and the satisfaction of other customary closing conditions.

If you now transition to slide seven, it talks about the policy combination of data, technology, and expertise to drive go-to-market strategies for B2B vendors. Over the past few years, we have spoken to the market, to our investors, about the importance of original, trusted, and high-quality content that has established TechTarget as a leader in Google organic search footprint.

This content investment drives a permission-based, known and active audience, which generates highly valuable and high-quality first-party purchase intent insights. We’ve also discussed our new vertical market coverage with the recent acquisition of Excel a couple of years ago, and our data-driven solutions that customers leverage to power their sales and marketing efforts.

This combination significantly accelerates that strategy with global scale by adding Informa Tech’s portfolio of digital assets, digital businesses, including their trusted media brands, vertical markets from industry dive, and Studio ID’s multi-channel content offerings, thus far increasing our reach and access to audience, intent and market knowledge.

Omdia, the fourth largest tech research firm, will join forces with Enterprise Strategy Group to further accelerate the integration of world-class research and intelligence services with our digital media and intent offerings. NetLine’s intent-led demand generation platform will augment, drive scale in new opportunities by combining with TechTarget and our BrightTALK webinar platform capabilities.

Taking these combinations at scale will enable our industry-leading priority engine platform to help our customers identify and prioritize the right accounts and market, engage with the right buying team members through our prospect-level intelligence to scale revenue.

Gary Nugent^ Mike, thank you. As a result of this combination, we intend to create a new company, New TechTarget. A company that is a platform with scale and leadership to address what is an incredibly attractive adjacent market, the B2B data and market access market.

It delivers scale across all of the business’s value drivers, scale and market expertise and industry analysts with over 750 colleagues to create authoritative content that is expressed through the scale that we will have in B2B brands, over 220 brands across 20 industry verticals.

And from that, we create scale in the B2B audiences that engage with that content, decision makers and influencers of B2B purchasing with audiences of over 50 million combined. And from that, we gain scale in that permissioned first-party audience data, from which we derive insight and intent that we use to fuel and inform all of the products and services of the combined business.

And with this, these products and services will give us leadership in these products and services, serving the entire customer’s product life cycle from R&D to ROI. It will provide us with leadership in specialist technology market research and advisory. Services which help customers understand their market, the size and the shape of it, their share, the competition, and advise us on which products and services to invest in and how to differentiate those products and services.

It will provide us with leadership in our brand and content development services, which then brings to life those products and services, raising awareness for the company and product brand and establishing thought leadership in the marketplace and the minds of the buyers.

And then finally, it will offer us leadership in intent-based demand generation, targeting and generating demand for sales with those buyers who are in market and ready to buy. And so like I say serving our customers across their product life cycle from R&D to ROI, and all of this under the market-leading reference brand that is TechTarget.

Michael Cotoia^ Great. And continuing on to slide 10 and following up to Gary’s comment, in addition to the clear benefits this combination has for our enterprise B2B tech vendors, it also accelerates our strategic roadmap, which is focused on capturing greater market share and capitalizes on the macro trends.

The combination enhances TechTarget’s business by, one, enhancing scale; two, expanding our total addressable market by greater than 10x; three, increasing our product diversification and offerings for our clients to create value, accelerating our expansion opportunities, while reinforcing our strong financial profile to support future growth.

If you skip to the next slide, the combination of our organizations will include over 2,000 employees spanning across 20 countries and servicing close to 9,000 joint customers. Our expanded portfolio will better serve our enterprise customers across their end-to-end go-to-market strategies.

This will result not only in creating more value, but actually capturing more budgets across different functions across the organization, from AR to IR to strategy, content, demand gen, field marketing, brand and sales. We’ll have an immediate entrance and scale in adjacent tech-enabled B2B vertical markets, doing this across a truly global organization.

The addition of an Informa Tech digital brand will provide greater scale and access to market insights, permission-based audience, and first-party purchase intent. And we all know the value of first-party purchase intent will continue to expand as we recognize and will experience Google’s reduction in — of third-party cookies.

The scale of our industry analysts will further accelerate our world-class research and intelligence services into brand, content and demand generation programs. And all of this helps our clients identify and prioritize the right accounts with the right buying teams, while they are doing their research to scale pipeline and revenue.

If you transition to slide 12, I’d like to dive in a little bit more about this combination and how it’s expected to increase new TechTarget’s TAM by greater than 10x. So currently, if you look at TechTarget’s existing customer base, we’re going to grow from 3,400 to over 8,600 customers. And our TAM, as measured by potential global customers with revenue greater than $50 million, grows from 18,000 to 200,000 potential prospects. So you see a 10x increase in our total addressable market.

I’d like to include a couple other comments around this. That TAM is really being — that TAM expansion is really being driven not only by the greater depth and strength of our product portfolio, but through the adjacent vertical markets.

We talk about the industry dive combining with the TechTarget assets to give us immediate scale and entrance into the adjacent markets. Well, those adjacent vertical markets that are tech-enabled, what I would say they are three to five years behind the pure enterprise B2B tech vendors in terms of their adoption of data-driven sales and marketing strategies.

It is really important to get this combination together so TechTarget, the combined TechTarget, can help these customers adopt and evolve into a data-driven strategy and help them drive success for their business, which ultimately will drive success for our business. And another note, 65% of our revenue we would classify as enterprise.

We would also expand on that of companies that have revenue over $1 billion or 1,000 employees. This is where our expanded product portfolio will really help drive the end-to-end go-to-market strategies for our customers.

And I mentioned earlier, the ability to work with our customers across different stakeholders with different needs and different value wants from strategy, to positioning, to content production, to content services, to brand demand, content field marketing, all the way to sales. At the end the result is identifying the right accounts and the right prospects for our customers to help them drive and identify the right pipeline and revenue.

I’d like to transition this to slide 13, where it does expand on our end-to-end solution. And to really summarize this, this combination creates a very unique end-to-end solution that supports all phases of the go-to-market. Significantly it expands our original content across more of what we call owned and operated sites and media brands. That owned and operated trusted and quality content attracts permission-based audiences, which we will do at scale now with the combination of Informa Tech’s digital businesses with TechTarget, while they are researching tech-enabled investments.

That combination creates scale, with access to first-party data, not only at the account level, but at the individual prospect level. And through our research — our paid research subscriptions, we leverage the market insights and intelligence to not only create content strategies, but to put those content strategies and services in work for our clients through programs and successful programs. And putting that all together and tying in our priority engine platform, again it goes back to helping our clients prioritize accounts, buying teams, and helping to accelerate pipeline and revenue.

Gary Nugent^ As Mike indicated, our ambition is to create a new company with the ability to address that B2B data and market access to market, and build this to $1 billion business within five. And we can see three clear organic vectors for growth.

First and foremost is simply cross-selling and up-selling within the existing customer base, those 8,600 or so customers, whereby we address the needs of that product lifecycle we spoke about earlier, and the distinct and various budgets that our customers have across that lifecycle. This is a multibillion-dollar addressable market in the U.S. alone.

But second and distinct from that, we then see the opportunity with this expanded platform for international expansion. Taking the portfolio of products and services to customers outside and beyond North America. And then finally, we can see the growth vector of industry vertical expansion. Taking that portfolio of products and services to those tech enabled industries that are fast following the tech sector in terms of modernizing and digitizing their go-to-market efforts.

We can also see obviously that we can meaningfully leverage AI, and to do so requires clean, structured, critical mass of data and content, something that I believe that the combined company will have an advantage in. And given the quality of our data and content, we’ll be able to leverage AI to reduce revenues and — to grow revenues and reduce costs over time.

And then finally, this will be a business with the wherewithal to make and the platform to extract value from future inorganic investments. But in addition to that, we see moving through ‘24 and into ‘25 that there are five tailwinds that will fill the sales of new TechTarget. First and foremost is an altruism for the past maybe five or so years.

The B2B buyer journey is changing as more and more millennial’s go into positions of decision making and input. And even today over 80% of the buyer journey is completed before a sales rep is involved in the buyer’s process, because as they engage with authoritative and impartial content to inform and shape their decisions. And that portfolio of subject matter expert, industry analysts, and the B2B brands that we possess really serve that need for the marketplace.

Then in addition, we have what I would describe as that increased sensitivity to the subject of privacy and our personal data, which only increases the value and vital nature of services in this market that are based upon permissioned First-Party Data, blowing the market in our direction, and the products and services that we have to offer.

We see fast follower industry verticals following in the steps of technology, as they begin to adopt progressive B2B digital marketing techniques, as they seek to improve on and be able to measure the ROI of their go-to-market investments.

And then finally, I think there are two things that I believe will give wind to the tech sector as a whole. We’ve seen already the integration of AI into every corner of the tech sector, driving the next wave of innovation in products and services in the R&D, fueling that recovery. And finally, I think as the global economy gets to grips with inflation and the cost of capital eases, we’ll see increased R&D investment across the tech sector and providing further momentum to the tech sector’s recovery.

And in order to successfully bring to life new TechTarget, and execute upon and the combination and deliver upon the value that we have outlined, we will be creating a program led by senior leadership talent from across TechTarget and informer, leveraging the wealth of market experience, institutional knowledge and relationships that we have with colleagues and customers. And to aid and assist with this, we’ll be investing in the appointment of a Combination Director and a team to bring structure and rigor to our efforts, and to diligently track the benefits.

And I’m sure as many of you will be aware, really the success of such combinations is down to culture and it’s down to people. And we have had the opportunity to spend a lot of time with Mike, Greg and Dan and Steve and Rebecca and the team. And I think we very early on identified strong cultural fit between Informa and TechTarget, and that gives me great confidence in our ability to execute upon this combination with success.

And I would like to take this opportunity to thank all colleagues at Informa Tech for their blood, sweat and tears and smile and laughter over the past five years. It’s through that thought and effort that we find ourselves here today earning the right to make this announcement. And I would also like to say hello to future colleagues at TechTarget and say that we have admired from afar initially and then up close your business, your talent, your culture, and we’re really looking forward to the journey.

Michael Cotoia^ Gary. If we can transition to Slide 17. The combination will allow us to operate from a position of financial strength to support this growth. In a minute I’m going to pass this off to Dan Noreck. But just to highlight the five areas that we see across, that really supports the financial profile for New TechTarget will be the enhanced growth platform. As I mentioned earlier, predictable and resilient revenue, substantial operating leverage that will drive increased margins, highly cash generative and a strong balance sheet.

With that, I would like to turn it over to Dan who will talk about the compelling value creation on the following slides.

Dan Noreck^ Thanks, Mike. As we turn the discussion towards the compelling value creation and some more detailed financial highlights, I’d like to turn your attention to slide 19. We expect the combination to be a double digit growth platform with our TAM expansion, growth tailwind and platform combination, all contributing to our double digit growth moving forward.

We are excited as we expect the combination to benefit from predictable and resilient revenue streams. This is driven by the approximately 50% of revenue we expect to have under longer term contract and the additional stability provided by a product and industry diversification.

New TechTarget will continue to benefit from attractive operating leverage with continued incremental adjusted EBITDA margins of over 50%. We expect total adjusted EBITDA synergies of $45 million within three years.

New TechTarget will continue to generate high unleveraged cash flow conversions. Our pro forma balance sheet presents a strong liquidity profile. This provides the financial strength and flexibility to support an ongoing balance strategy of organic investment and M&A.

Gary Nugent^ If I take a look at this combination through the lens of an informal shareholder perspective, I think really it creates value in many forms. First and foremost, it accelerates and increases the odds of success, of informal stated objectives and to diversify into this attractive adjacent market.

Having created a leading position in B2B, live and on demand, we aim to create a similar leading position in B2B digital, connecting buyers with sellers, connecting knowledge seekers with knowledge providers.

In doing so, we go-to-market under the reference brand in this market, a well-known, understood and respected brand and create strength and depth in leadership and talent, speed and tenure and experience. I think being listed in the United States enables access to capital, talent and customers in the market that represents over 60% of the total global addressable. And from this, we have the scale and the platform to grow revenues and expand margins with operating scale and operational synergy.

Michael Cotoia^ Taking it from the lens of the TechTarget shareholders, again there’s a lot of value creation, not only in the short term, but in the long term. As we noted in the transaction and in the press release, the immediate cash payment to shareholders, the premium of $350 million, that premium is recognized on day one of close. But the combination, to be able to take part in the combination that we’re building as a combined entity to create one entity, to drive value creation for our customers, our markets, is a great opportunity for our shareholders to be able to combine and participate in.

The increased market capitalization that this combination provides is another strong reason and benefit for our shareholders. A diversification of revenue, the paid subscriptions, contracts in the long term, revenue on the long term contracts, has been a goal that we’ve been focused on and will continue to drive, and we see a way to accelerate that and to continue to scale and grow it.

With MDEA, the scale and specialist tech research through the MDEA analysis and the enterprise strategy group puts us in a great position to leverage the market insights and the intelligence. But then take that market insights and the intelligence and transition that into actual programs that our customers can leverage to engage with the right buyers. And as Gary noted a few minutes ago, if you look at the operational scale benefits, the operating synergy, the scale player in the long term growth market, both organizations coming together to combine one go-to-market strategy will benefit from these combined values.

Dan Noreck^ Moving to slide 21, we anticipate significant cost and revenue synergy opportunities, which will create additional values for shareholders. These include $25 million or approximately 5% of the combined cost of cost synergies from a variety of sources across the P&L.

From our G&A, including real estate, software, systems and corporate functions, to our cost of revenues including editorial investment and content efficiency, and our selling and marketing, including sales optimization and product rationalization. In addition, we expect to generate significant revenue synergies from this powerful combination, including demand generation uplifts, increased webinar penetration, increased brand opportunities, cross-selling and up-selling opportunities to our larger and diversified customer base.

Scale in content enablement services and through our geographic and vertical margin expansion. All in, we anticipate roughly $45 million of total run rate adjusted EBITDA synergy by three years post-close.

If you turn to slide 22, digging in a bit more on the near-term and long-term financial benefits to existing TechTarget shareholders, based on TechTarget’s last three months adjusted EBITDA multiple range of approximately 14 to 16 times, the total transaction value of the immediate cash plus of 43% ownership in New TechTarget represents an estimated 16% to 28% premium versus our three months [EWAP], even before accounting for synergy.

After accounting for synergy, the estimated premium is 46% up to 62%. Additionally, we expect further upsides from increased scale, resilience and higher profile of New TechTarget, which we believe supports a higher multiple over time.

Gary Nugent^ And if I may just close the presentation, Mike opened the presentation today saying that this combination accelerates TechTarget’s strategic roadmap. And if I think back to when we first sat down with Greg, Mike, and Don and the team, what struck me from day one was how coincident our ambition, our vision, and our strategy for this market was. And thus, actually what accelerates TechTarget’s strategy accelerates Informa Tech’s strategy, which accelerates New TechTarget’s strategy. For me, this was never a zero-sum game conversation.

I hope that we’ve been able to convince you that through this combination, Informa and TechTarget will create a new company, one with scale and leadership, data-driven and technology-enabled, and addressing the end-to-end product lifecycle for our customers, and the multiple budgets that support that lifecycle, from R&D to ROI.

Our KPIs, revenue scale, revenue growth, revenue stability and operating leverage. KPIs that will steer and track our ambition to become a leading provider of B2B data and market access and $1 billion business within five years. Thank you.

Michael Cotoia^ Emily, you can open up the Q&A.

QUESTION & ANSWER:

Operator^ Thank you. We will now open the lines for questions. (Operator Instructions) Our first question comes from the line of Joshua Reilly with Needham. Please go ahead. Your line is now open.

Joshua Reilly^ All right, great. Thanks guys and congratulations on the transaction here. This is an interesting opportunity. If you look at the Informa assets, you mentioned in the presentation that they are exposed to 20 vertical end markets. Do we assume that Tech is still their largest end market as well, but maybe only 50% of their revenues versus the 95% that we all know historically has been for TechTarget? That’s my first question.

Gary Nugent^ You can. I mean obviously there are two sides to these businesses. There are the audiences that you command and then the clients that seek to reach those audiences. Actually, obviously the audiences that we command span across many, many, many industry verticals. And in particular, through Informa’s acquisition of Industry Dive in 2022, we expanded that reach quite broadly as they have reached into over sort of 14 markets with 37 brands, from manufacturing to retail to distribution, etcetera, etcetera.

The clients of the — the clients however are predominantly those who have technology and services built upon technology to enable and digitize those industries, and so that’s the predominance from that.

Joshua Reilly^ Got it. And then how much of a cyclical recovery in tech spending are you guys assuming with the pro forma revenue growth of 4% in 2024, and then the 10% growth beyond that? Does that assume that the macro stays where it’s at today or that the kind of overall tech market improves?

Michael Cotoia^ Yes Josh, that’s assuming that the market stays where it is in terms of the overall enterprise BB tech bounce back. We don’t see 2024 being a year of high growth coming out of the tech markets. We still have interest rates. We still have inflation pressures. We have an election year this year.

But as you talk about the combination of what it does, it provides opportunities around, to get the double digit growth even at a very existing, we’ll call it macro environment, geographical expansion as Gary just mentioned, adjacent vertical market expansion and the expanse of our product portfolio set to really help drive additional budgets across our enterprise B2B customers. Really being that strategic partner to help them with their research, their pay subscription research, their insights, their strategy, their content enablement services, all the way to program activation and then driving sales.

Joshua Reilly^ Got it. And then last question for me. Does this transaction qualify as a change of control event under that would trigger the put for the outstanding convertible notes? And if so, what is the strategy around the convertible debt? Thanks, guys.

Dan Noreck^ Yes. We anticipate this transaction will constitute a fundamental change and we expect the offer to repurchase the notes in accordance with their terms. And we — through the merger agreement, we have an ability to leverage a facility that’s contained within the merger agreement, but we also intend to have a term loan in place to handle that obligation on a — prior to close.

Operator^ Our next question comes from the line of Justin Patterson with KeyBanc. Justin, please go ahead. Your line is open.

Justin Patterson^ Great. Thank you very much. Good morning and congratulations on the transaction. Two if I can. First, I just wanted to touch on that $1 billion revenue target, roughly five years out post transaction. Obviously that’s doubling as a combined business based off of the $500 million, 2024 estimates. Talk about just what you really envision as the new organic growth rate here, how much you envision M&A contributing to that. That’s really the first question.

And then second one, thinking about just the synergy opportunity here, what do you see as really the biggest challenges around the integration towards realizing both the revenue and cost synergies? Thank you very much.

Michael Cotoia^ Great. Justin, I’ll take the first one and then I may direct some of the synergy opportunities to Dan and Gary. In terms of $1 billion, yes, in 2024, as a combined entity, $500 million, I would re-project that it would be double digit growth organically and along the way there would be inorganic growth and scale and opportunities that align and meet the value creation that we set forth, go-to-market strategies.

So you might see that in terms of content, very similar to what TechTarget’s done in the past, original content, permission-based audience, first party purchase intent data, opportunities to increase our revenue on the long-term contracts as we’re looking at other inorganic ways to grow.

And on the second part, synergy opportunities, I’m going to let Gary address that one.

Gary Nugent^ I’ll start off and then maybe just hand over to Dan. I mean first and foremost, we see this as a growth opportunity and the synergies are important, but our focus, certainly my focus is on the revenue synergies which we think are material and are necessary to secure that $1 billion business over time.

To put both the revenue synergies and the growth synergies into perspective, and particularly the cost synergies into perspective, it’s about 5% of the combined cost base of the business and evenly split between cost of goods sold and SG&A. I think a lot of that is in the beauty of this type of business in particular, is that the cost of goods sold is largely fixed, and therefore as the business expands, the margin drop-through is high, and we aim to grow and then use and then have the ability to effectively not require to grow the cost base of the business as we grow the business.

And on the SG&A side, yes, I think we’ve highlighted that there are, as you can imagine, companies of this nature coming together with overlapping properties, overlapping auditors and other elements, cost associated software licenses in particular.

Dan, is there anything you want to expand on?

Dan Noreck^ Yes, I guess the only thing I’d like to expand Gary, is we would expect the majority to be fully realized and adjusted EBITDA in the 2026 runway.

Justin Patterson^ Great. Thank you.

Operator^ Our next question comes from Eric Martinuzzi with Lake Street. Eric, please go ahead. Your line is open.

Eric Martinuzzi^ Yes, a couple of questions. First on the revenue mix by geography. What is our North America versus rest of world look like post close?

Michael Cotoia^ Well, if I could, on our side, on the TechTarget side, we’re going to be pretty consistent at about 62%, 63% North America. Rest of world — I’d say close to 65% North America, 35% rest of the world.

Gary Nugent^ And we are closer to 60% North America, so 40% rest of the world, so not a material shift in the balance. But, I think it gives us, in particular, close by the scale that we’ll give it in other markets outside of North America by combining the two businesses.

Michael Cotoia^ Absolutely.

Eric Martinuzzi^ Okay. And then second question is regarding the gating items. You talked about the transaction closing in the second half of 2024. What are our substantial gating items to getting to close?

Dan Noreck^ So Eric, obviously we need shareholder approval, and that will be obviously obtained through a proxy filing. So obviously we will need to have that S4 filing and the proxy filing with the SEC. Subsequent to that, we would then go to the shareholders for formal approval, which is why we’re believing that this would be a second half close.

Michael Cotoia^ And then just to chime in, as the Informa Tech business assets have to go through a carve-out, an audited, fully audited process. And as Dan said, upon that requirement, that completion, it will go to regulatory and SEC requirements, and then shareholder vote, and then closing that. But there’s some work to do up front, and that’s why we projected that would be in the second half of 2024.

Eric Martinuzzi^ Okay. So those audited Informa Tech numbers would be part of the S4. Is that correct?

Dan Noreck^ Yes, that is correct. Yes.

Eric Martinuzzi^ Okay. All right. Thanks for taking my questions.

Michael Cotoia^ Thank you.

Operator^ Our next question comes from Andrew Marok with Raymond James. Andrew, please go ahead. Your line is now open.

Andrew Marok^ Thanks for taking my questions. And again congratulations on the announcement of the transaction. Wanted to go back to the expanded vertical exposure that you guys had talked about earlier in the call. Anticipating that ramp in revenue from $500 million to $1 billion, and your commentary around many of these other verticals maybe being three to five years behind tech in terms of their maturity of adopting data-driven sales strategies.

I’m sure that there’s a spectrum. Are there any industries that we should maybe keep an eye on as maybe closer to being data-driven and closer to realizing those benefits for the combined company? Just kind of thinking of how to pace the trajectory of that revenue growth that you are anticipating in the transaction. Thank you.

Gary Nugent^ Yes. I mean if I may I’ll take a step back actually. One of the things that I believe in is that industries that are horizontal in their nature lend themselves incredibly well to this market first and foremost.

The reason why the technology sector is such a vibrant sector for us of course is that everybody needs technology. Everybody needs — it doesn’t matter whether you’re a manufacturer or a retailer or a financial services institution or a healthcare institution. So there’s that breadth in this horizontal niche. And I think there are other horizontal markets of that nature, too, like the financial services industry. And I would say that my observation is that the financial services industry is one which is modernizing and has that horizontal niche and is modernizing and is B2B marketing at least.

I think there’s also other obvious examples, healthcare, highly competitive markets like healthcare in the United States in particular are keen. And then any market that has what you might describe as high capital procurements with long sales cycles. And also you can sort of pick them off as a sort of — maybe what you might describe as markets that are becoming quite technical in their nature, if you know what I mean. And hopefully that gives you some good color there.

Andrew Marok^ That’s really helpful. Thank you for that. And apologies if the second question is maybe a little bit elementary or if I had missed it in the presentation somewhere. But when you’re talking about $500 million in revenue in ‘24, is that assuming that you had owned or that the company would be combined for the full year? Or is that assuming a second half combination date with the $235 million in old TechTarget full year ‘24 revenue?

Michael Cotoia^ That’s assuming that the company would be combined for the full year.

Andrew Marok^ Okay. That’s what I thought. Thank you.

Michael Cotoia^ You bet.

Operator^ Our next question comes from Kunal Madhukar with UBS. Kunal, please go ahead. Your line is open.

Kunal Madhukar^ Hi. Thank you for taking my questions. One, in terms of the different verticals that you guys are playing in, of the $500 billion of revenue, how much of that is pure tech versus say healthcare tech and financial services tech and the other verticals that you kind of talked about? (Multiple Speakers)

Michael Cotoia^ We do not disclose that by vertical market. Gary addressed that from a previous caller a question in terms of, with some of the adjacent vertical markets that you see more close to adopting a data-driven go-to-market strategy, we talked about the healthcare markets, the financial markets, anything with high costs, many buying team members engage in a long sales process, but we do not break down the revenue by vertical market.

Kunal Madhukar^ Got it. And then when we look at the Informa revenue, the Informa Tech revenue, how is that trended versus what you have seen at TechTarget? So are the trends there similar to what you have seen or are they different?

Michael Cotoia^ I’m going to let Gary comment on the Informa Tech market, as you know our trends that you’ve seen in our business.

Gary Nugent^ For those of you who followed the Informa’s UK investor presentation this morning, Stephen outlined the Informa Tech business grew by just shy of 6% year-on-year last year. I think though that’s a compliment. We’ve seen similar headwinds in what we would describe as the media and the demand gen space, but saw real resilience in the market research and advisory space across the business.

And, so I think we’ve definitely felt the same market macro effects, but that sort of resilience and the stability of a subscription based business. And the resilience as well as if you think about that market research and advisory business, actually it is always good when things are up or things are down, because boards want insight and information when they have to make strategic decisions about products, about services, about markets. And so actually it tends to be quite a resilient business in terms of actually good and bad.

Kunal Madhukar^ That actually makes sense. And the last question, in terms of a macro recovery, whenever that happens or whenever that starts happening, have you — based on maybe prior experience, given long lead times, how does that kind of — how does that recovery kind of play out in terms of revenue and traffic and engagement metrics that you see on your content?

Michael Cotoia^ In terms of engagement and traffic, we still — I mean you see our organic traffic growing year-over-year. People are always evaluating and relying on good quality media brands and own and operate in properties.

In terms of revenue, what we’ve seen in past downturns is that when customers slow their spend down, when the upturn returns, that spend, that faucet opens up pretty quickly and there’s typically a flight back to quality.

That’s why this combination makes so much sense when you talk about quality content, trusted content, providing technology buyers relevant information while they are doing their research and then having that permission-based audience, first party intent insights, that is the flight back to quality where customers need to leverage that to fuel their marketing and sales departments to identify the right accounts, the right accounts in market today how to reach them while they are in market, and identify the right buyers within their markets, within those accounts to drive revenue opportunities and revenue scale.

Gary Nugent^ I would echo Michael’s point. I mean certainly first and foremost, from an audience perspective, we have seen continued strength in health through 2023 in terms of the volume of the audience, the quality of the audience, the engagement of the audience, and of course all of that is the fuel that goes into the products and services that we offer to your point.

And then I think for me on recovery, the thing that I always keep an eye on is R&D spend across the tech sector, because ultimately there needs to be a return on that investment. And I think it’s been fair to say that you’ve seen relatively consistent R&D as a percentage of revenue and I feel very confident that companies will be coming out of this looking to get new products and services to market and delivery and rely on that.

Kunal Madhukar^ Got it. Thank you so much.

Operator^ Our next question comes from the line of Bhavin Shah with Deutsche Bank. Please go ahead, Bhavin, your line is now open.

Bhavin Shah^ Great. Thanks for taking my questions. Just kind of talking on the margin side here. If I look at the margin profile for Informa Tech and their assets that are being combined, it looks like it’s close to the 18% versus TechTarget, which is a little north of 30%.

And to me, at least it appears that there’s somewhat similar businesses with somewhat similar business models. So structurally, is there a reason why there’s a big difference in terms of the margin profile between both assets? And how do we think about that going forward? Is there an opportunity to raise the core organic profile of a lot of the Informa Tech assets that are going to be combined?

Gary Nugent^ Let me first and foremost pick up on that. I think there is no reason to suspect that the businesses cannot align in terms of harmonizing in terms of what the margin profile is mid to long term.

If I give a bit of perspective on the Informa business, we have continued to invest quite heavily in the business through what has been a difficult market, and certainly we had budgeted for higher revenues. So despite the business growing year-on-year, it didn’t grow at the rate that we expected it to grow. But we persisted with many of the investments that we’ve made.

We’ve made significant investments in launching new dives and industry dives to further the reach of the business. We’ve made significant investments in products and services, which I expect will, the ROI on that will flow through ‘24 and ‘25 and we’ll see that pick up. And I would say that’s the majority in the (inaudible).

I think there is still — there are operating efficiencies. I think there are best — there are common practices and best practices that we can share and learn from one another. And I think that will improve the operating effectiveness of our cost of goods sold and the operating effectiveness of our sales and marketing and I’m actually looking forward to working with Michael and the team on that.

Michael Cotoia^ And just to add on to that, the combined organizations will have strong operating leverage. A lot of our costs will be fixed. So with scale and revenue, you’ll still see the expanded margins across gross margin, EBITDA margin, as well as we still project that we’ll have 50% plus incremental EBITDA margins, day one moving forward.

Bhavin Shah^ Got it. That makes a lot of sense. And just to follow-up, I know a lot of the, or at least some of the value here is being able to access a lot of the scale of the parent and former company with their advanced connect and high risk kind of assets, so. And you talked about permission access to the high risk audience. Post-close, will there be any intra-company costs to access that type of data? Is that going to be — or is there any other cost associated with something like that?

Gary Nugent^ If I may pick up on that, I mean as part of the merger agreement there is a data sharing agreement between New TechTarget and a former PLC. That is reciprocal in its nature. And therefore the value exchange goes both ways. And of course and therefore, it’s to a large extent it’s neutral to the business’s financial performance or profile.

But there’s clearly huge operating value out of that. And in particular, our experience to-date of delegate and attendee behavioral data, profile data and behavioral data at events has a significant value in the world of intent and performance based marketing.

Bhavin Shah^ That makes sense to me. I appreciate the questions. Thank you.

Operator^ Our next question comes from Cal Bartyzal with Craig-Hallum. Please go ahead. Cal, your line is open.

Cal Bartyzal^ Thank you. So, first one for me, just going back to these adjacent tech-enabled verticals. I mean is there any need for product investments as you kind of try to penetrate some of these adjacent verticals?

Michael Cotoia^ Well, in terms of product investment, we have the products ready to roll in terms of our platforms across. If you look at TechTarget, we have priority engine that we have. It’s been part of our strategic roadmap and vision to expand into vertical adjacent B2B markets. What tech’s bringing to the market here is scale and access to that audience.

I look at our BrightTALK capabilities with our webinar creation as well as our audience to be able to bring across the vertical markets. If anything, it opens up the doors to with existing products and product portfolio, to capitalize on the growth and the value creation across these adjacent vertical markets.

Cal Bartyzal^ Perfect. And then just last one for me, you talked about this opportunity with up-sell, cross-sell. Maybe if you could just talk about your strategy there and what gives you confidence that you can deepen these relationships with your existing customers?

Michael Cotoia^ Yes, that’s a great question. So when you take a look at the enterprise B2B market, you see customers now that have really a focus on their go-to-market strategies, end-to-end go-to-market strategies.

And to be able to leverage our existing customers, joint customers or even customers that as Gary mentioned earlier, that we don’t have, to be able to walk in there and show an end-to-end portfolio of products that really helps accelerate and create value for our customers go-to-market, meaning engaging with AR and IR folks on our research analyst side, being able to create more marketing intelligence through paid subscriptions, bringing in the campaign and the product offerings across both Informa Tech’s digital business assets and TechTarget, whether as I mentioned, through BrightTALK, through NetLine, intent led demand generation platform.

Through Priority Engine, and working with different buying units, engaging with RevOps to make sure that our data through Priority Engine and our platforms are integrated into our customers workflows, and then being able to see it through Priority Engine, visibility, the attribution, and being able to leverage not only our data but our customers first-party data, to put them in the right position to drive growth and success.

So that’s what we see across the combination and how we can get into different pockets, cross-sell and up-sell, and then you take that globally. We now have expanded to 20 countries. You take that across the verticals, and Gary mentioned the number of verticals and sites and communities. That’s where we see the cross-sell, up-sell and opportunity for both our customers, to create value for them, and for the TechTarget business, to create value and long-term revenue scale and resiliency.

Gary Nugent^ Can I maybe add just one.

Michael Cotoia^ Sure.

Gary Nugent^ One point to that. Back in — for those of you who may have followed, back in March of last year, I set out our strategy, and we talked about five things that it would take to compete and win in this attractive market, and that fifth thing was the ability to effectively market and sell these products and solutions.

And it’s been one of the things that has impressed me the most in our discussions with Michael and the TechTarget team, is the sophistication of their go-to-market model, and in particular the investment that they’ve made and what I would describe as sales development, sales enablement, and revenue operations, which actually ensures that the frontline sales organization is as effective and efficient as they can be. And I think that’s what gives me real confidence. That methodology, that playbook is what gives me real confidence in our ability to execute upon this cross-sell and up-sell opportunity.

Cal Bartyzal^ Thank you.

Operator^ Those are all the questions we have for today so this concludes today’s call. Thank you everyone for joining us today. You may now disconnect your lines.

Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed transaction”), among TechTarget, Inc. (“TechTarget”) Toro CombineCo, Inc. (“CombineCo”), Toro Acquisition Sub, LLC, Informa plc (“Informa”), Informa US Holdings Limited and Informa Intrepid Holdings Inc. (“Informa Tech”), TechTarget will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of TechTarget that also constitutes a prospectus of CombineCo (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and CombineCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or CombineCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF TECHTARGET ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY

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